SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                                 FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON
                    NASDAQ INTERDEALER QUOTATION SYSTEM
               FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                           OR 15D-17 THEREUNDER

                      THE COLONEL'S INTERNATIONAL, INC.
               (Exact name of issuer as specified in charter)

                620 SOUTH PLATT ROAD, MILAN, MICHIGAN 48160
                  (Address of principal executive offices)

      Issuer's telephone number, including area code:  (313) 439-4200


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security: Common Stock
2.   Number of shares outstanding before the change: 677,830
3.   Number of shares outstanding after the change: 24,177,830
4.   Effective date of change: December 31, 1995
5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger

Give brief description of transaction: Effective December 31, 1995, Brainerd International, Inc. merged with and into The Colonel's International, Inc., with The Colonel's International, Inc. as the surviving corporation (the "Brainerd Merger"). The 677,830 shares of Brainerd International, Inc. common stock outstanding before the Brainerd Merger remained outstanding as 677,830 shares of common stock of The Colonel's International, Inc. following the Brainerd Merger. Additionally, effective December 31, 1995, Brainerd Merger Corporation, a wholly owned subsidiary of The Colonel's International, Inc., merged with and into The Colonel's, Inc. ("The Colonel's Merger"). As consideration for The Colonel's Merger, The Colonel's International, Inc. issued 23,500,000 shares of common stock to shareholders of The Colonel's Inc. Following the mergers, The Colonel's International, Inc. had a total of 24,177,830 shares of common stock outstanding.





                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Brainerd International, Inc.
2.   Name after change:  The Colonel's International, Inc.
3. Effective date of charter amendment changing name: The name of the issuer listing securities on the Nasdaq Interdealer Quotation System changed by operation of the Brainerd Merger, effective December 31, 1995 (as described in Part I above).
4.   Date of shareholder approval of change, if required:  November 21, 1995.



Date: January 12, 1996                  /S/ JEFFREY A. CHIMOVITZ
                                        Jeffrey A. Chimovitz
                                        Vice President, General Counsel
                                        and Secretary